FORM 6-K
UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934
For July 2007
Commission File Number: 1-32575
Royal Dutch Shell plc
(Exact name of registrant as specified in its charter)
England and Wales
(Jurisdiction of incorporation or organization)
30, Carel van Bylandtlaan, 2596 HR The Hague
The Netherlands
Tel No: (011 31 70) 377 9111
(Address of principal executive officers)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐           No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.
ROYAL DUTCH SHELL PLC
(Registrant)

By: /s/ Michiel Brandjes

Name:	Michiel Brandjes
Title:	Company Secretary
Date: July 26, 2007

Royal Dutch Shell
2nd Quarter 2007 results

•
Royal Dutch Shell’s second quarter 2007 earnings, on a current cost of supply (CCS) basis, were $7.6 billion compared to $6.3 billion a year ago. Basic CCS earnings per share increased by 22% versus the same quarter a year ago.

•
From 2007 onwards the Group is declaring its dividends in US dollars rather than in euros. A second quarter 2007 dividend has been announced of $0.36 per share, an increase of 14% over the US dollar dividend for the same period in 2006.

•	$0.9 billion or 0.4% of Royal Dutch Shell shares were bought back for cancellation during the quarter.

Royal Dutch Shell Chief Executive Jeroen van der Veer commented: “We have delivered another set of competitive results, driven by operating performance. Our investment plans are on track. I am pleased with our progress in downstream and on exploration. We are rejuvenating our portfolio, with sustained investment in new legacy assets, as well as disposals, both upstream and downstream. We continue to see competitive growth opportunities based on our technological strengths, by making disciplined capital choices, in an industry landscape of both higher energy prices and higher costs”.

Summary unaudited results

QUARTERS				$ million	SIX MONTHS
Q2	Q1	Q2%[1]
2007	2007	2006			2007	2006	%

8,667	7,281	7,324	+18	Income attributable to shareholders	15,948	14,217	+12
(1,111)	(349)	(1,010)		Estimated CCS adjustment for Oil Products and Chemicals (see note 2)	(1,460)	(1,815)

7,556	6,932	6,314	+20	CCS earnings	14,488	12,402	+17

1.38	1.16	1.13		Basic earnings per share ($)	2.54	2.19
(0.18)	(0.06)	(0.15)		Estimated CCS adjustment per share ($)	(0.23)	(0.28)
1.20	1.10	0.98		Basic CCS earnings per share ($)	2.31	1.91

0.36	0.36	0.315		Dividend per ordinary share ($) [2]	0.72	0.63

[1]	Q2 on Q2 change

[2]	From 2007 onwards dividends are declared in US dollars. 2006 dividends were declared in euros and translated, for comparison purposes, to US dollars (based on the US dollar dividend of American Depositary Receipts in the applicable period converted to ordinary shares).

The information in these quarterly results reflects the consolidated financial position and results of Royal Dutch Shell plc (“Royal Dutch Shell”). All amounts shown throughout this report are unaudited. Registered Office: England, 4366849, Shell Centre, London, SE1 7NA, UK

Key features of the second quarter 2007
•	Second quarter 2007 CCS earnings were $7,556 million or 20% higher than in the same quarter a year ago.
•	Second quarter 2007 reported income was $8,667 million or 18% higher than in the same quarter a year ago.
•
Exploration & Production segment earnings were $3,301 million compared with $3,999 million in the second quarter 2006. Earnings, when compared to the second quarter 2006, were mainly impacted by lower volumes, tax charges and higher costs, reflecting current industry conditions, partly offset by a divestment gain.

•
Gas & Power segment earnings were $779 million compared to $513 million a year ago. Earnings, when compared to the same quarter in 2006, reflected higher Liquefied Natural Gas (LNG) sales volumes, LNG dividends and divestment gains which were partly offset by lower European marketing and trading results.

•
Oil Products CCS earnings were $2,936 million compared to $2,065 million in 2006. Earnings benefited from higher refining margins, improved marketing margins and a divestment gain, which were partly offset by higher operating costs when compared to the second quarter of 2006.

•	Chemicals CCS earnings were $494 million compared to $348 million in 2006, reflecting improved margins and higher profits from equity-accounted investments, partly offset by higher operating costs.
•
Cash flow from operating activities was $8.8 billion compared to $7.8 billion in the second quarter 2006. Excluding working capital movements and taxation effects, cash flow from operating activities was $10.0 billion compared to $11.9 billion a year ago (see note 7).

•	Total cash returned to shareholders in the second quarter 2007 in the form of dividends and share repurchases was $3.2 billion.
•	Capital investment for the second quarter 2007 was $5.8 billion and approximately $6.3 billion of proceeds were realised from divestments.
•	Return on average capital employed (ROACE), on a reported income basis (see note 3), was 22.8%.
•	Gearing (see note 5) was 12% at the end of the second quarter 2007 versus 13.6 % at the end of the second quarter 2006.
•
As at March 31, 2007, Royal Dutch Shell, through its affiliates, had acquired the remaining shares of Shell Canada, not already owned by the Group, at a total price of some $7.1 billion. As from the second quarter 2007, Royal Dutch Shell’s financial statements include the fully consolidated results of Shell Canada with no minority interest impact.

•
On April 18, 2007, Royal Dutch Shell completed the divestment to OAO Gazprom of a 50% stake (plus 1 share) in the Sakhalin project in Russia. Royal Dutch Shell diluted its stake in the project from 55% to 27.5% for a total sale price of $4.1 billion. Royal Dutch Shell’s financial statements now include the balance sheet and income statement of Sakhalin Energy on an equity accounted basis (see note 6).

Basic earnings per share (see notes 1, 2 and 8)

	QUARTERS			SIX MONTHS
Q2	Q1	Q2
2007	2007	2006		2007	2006

1.38	1.16	1.13	Earnings per share ($)	2.54	2.19

1.20	1.10	0.98	CCS earnings per share ($)	2.31	1.91
Diluted earnings per share (see notes 1, 2 and 8)

	QUARTERS			SIX MONTHS
Q2	Q1	Q2
2007	2007	2006		2007	2006

1.38	1.15	1.13	Earnings per share ($)	2.53	2.18

1.20	1.10	0.97	CCS earnings per share ($)	2.30	1.91
Summary segment earnings (see notes 2 and 4)

	QUARTERS			$ million	SIX MONTHS
Q2	Q1	Q2
2007	2007	2006	% [1]		2007	2006	%
				Segment earnings
3,301	3,508	3,999		Exploration & Production	6,809	7,742
779	803	513		Gas & Power[2]	1,582	1,273
2,936	1,488	2,065		Oil Products (CCS basis)	4,424	3,398
494	480	348		Chemicals (CCS basis)	974	487
177	801	(448)		Corporate[2]	978	(221)
(131)	(148)	(163)		Minority interest	(279)	(277)

7,556	6,932	6,314	+20	CCS earnings	14,488	12,402	+17

[1]	Q2 on Q2 change

[2] As from 2007, the segment Other Industry and Corporate has been renamed as Corporate. Its earnings no longer include the results generated by the Wind and Solar businesses, which were previously reported as part of Other Industry segments, but continue to include some non-material businesses. The Wind and Solar businesses earnings are, as from 2007, reported under the Gas & Power segment. For comparison purposes, the second quarter 2006 and the six months period of 2006 results were reclassified and are impacted by $(3) million and $(8) million in the Gas & Power segment and by $3 million and $8 million in the Corporate segment, respectively.

Summary segment earnings - continued
Earnings in the second quarter 2007 reflected the following items, which in aggregate were a net income of $660 million (compared to a net charge of $232 million in the second quarter 2006) as summarised in the table below:
•
Exploration & Production earnings included a net income of $153 million, reflecting a divestment gain of $226 million and a gain of $19 million related to the mark-to-market valuation of certain UK gas contracts, which were partly offset by tax charges of $92 million. Earnings for the second quarter 2006 included a combined net income of $304 million including the impacts of a Canadian tax rate change and income of $147 million related to the mark-to-market valuation of certain UK gas contracts.

•	Gas & Power earnings included a gain from divestments of $247 million.
•
Oil Products earnings included a divestment gain of $205 million. Earnings for the second quarter 2006 included net charges of $65 million related to employee retirement plans expenses in France partly offset by the impact of a Canadian tax rate change.

•
Chemicals earnings did not include any identified items for the second quarter 2007. Earnings for the second quarter 2006 included net charges of $30 million related to employee retirement plans expenses in France partly offset by the impact of a Canadian tax rate change.

•
Corporate earnings included a net income of $55 million related to the sale of property in the United Kingdom. Earnings for the second quarter 2006 included a $500 million provision in respect of the putative shareholder class actions filed in the United States District Court for the District of New Jersey relating to the 2004 recategorisation of certain hydrocarbon reserves.

•
Minority interest did not include any identified items for the second quarter 2007. In the second quarter of 2006 a Canadian tax rate change occurred resulting in an additional income of $41 million attributable to Minority interest.

Summary table:

QUARTERS			$ million	SIX MONTHS
Q2	Q1	Q2
2007	2007	2006		2007	2006
			Segment earnings impact of identified items:
153	104	304	Exploration & Production	257	417
247	39	-	Gas & Power	286	-
205	(176)	(65)	Oil Products (CCS basis)	29	(65)
-	-	(30)	Chemicals (CCS basis)	-	(30)
55	404	(400)	Corporate	459	(400)
-	-	(41)	Minority interest	-	(41)

660	371	(232)	CCS earnings impact	1,031	(119)

These items generally relate to events with an impact of greater than $50 million on earnings and are shown to provide additional insight in the segment earnings, CCS earnings and income attributable to shareholders. Further additional comments are provided in the section ‘Earnings per industry segment’ on page 5 and onwards.

Earnings per industry segment
Upstream

QUARTERS				SIX MONTHS
Q2	Q1	Q2
2007	2007	2006		2007	2006

$/bbl			Realised oil prices (period average)		$/bbl
64.41	54.88	63.99	WOUSA	59.52	60.75
61.06	51.91	63.63	USA	56.34	59.56
63.92	54.45	63.95	Global	59.06	60.61

$/thousand scf			Realised gas prices (period average)		$/thousand scf
5.95	7.84	6.54	Europe	6.93	6.83
4.01	4.71	4.18	WOUSA (including Europe)	4.36	4.48
7.78	7.20	7.36	USA	7.48	8.43
4.74	5.21	4.82	Global	4.98	5.24

			Oil and gas marker industry prices (period average)
68.86	57.76	69.51	Brent ($/bbl)	63.31	65.65
64.89	58.05	70.45	WTI ($/bbl)	61.47	66.88
7.56	7.15	6.59	Henry Hub ($/MMBtu)	7.36	7.17
20.20	22.31	34.60	UK National Balancing Point (pence/therm)	21.25	52.42
Exploration & Production

QUARTERS				$ million	SIX MONTHS
Q2	Q1	Q2
2007	2007	2006%[1]			2007	2006	%

3,301	3,508	3,999	-17	Segment earnings	6,809	7,742	-12

1,908	1,961	1,897	+1	Crude oil production (thousand b/d)	1,934	1,931
7,367	8,981	7,865	-6	Natural gas production available for sale (million scf/d)	8,170	9,088	-10
3,178	3,509	3,253	-2	Barrels of oil equivalent (thousand boe/d)	3,343	3,498	-4

1Q2 on Q2 change
Second quarter Exploration & Production segment earnings were $3,301 million compared to $3,999 million a year ago.
Second quarter earnings included a net income of $153 million, reflecting a gain from a divestment of $226 million and a gain of $19 million related to the mark-to-market valuation of certain UK gas contracts, which were partly offset by tax charges of $92 million. Exploration & Production earnings for the second quarter 2006 included a combined net income of $304 million including the impacts of a Canadian tax rate change and income of $147 million related to the mark-to-market valuation of certain UK gas contracts.
Earnings, when compared to the second quarter 2006, were mainly impacted by lower volumes, tax impacts and higher costs, reflecting current industry conditions, partly offset by a divestment gain. In addition, higher depreciation charges and exploration expenses impacted earnings when compared to the second quarter 2006.

Liquids realisations were relatively flat when compared to a year ago, while marker crudes Brent and WTI were down 1% and 8%, respectively. Gas realisations were 2% lower than a year ago. Outside the USA gas realisations decreased by 4% whereas in the USA gas realisations increased by 6%.
Second quarter 2007 production was 3,178 thousand boe per day compared to 3,253 thousand boe per day a year ago. Total crude oil production (including oil sands) was up 1% and total natural gas production was down 6% when compared to the second quarter 2006. Second quarter 2007 production was impacted by lower demand in North West Europe as a consequence of the continued warm weather and lower production in Nigeria due to the security situation. In Nigeria, at the end of the quarter, 195 thousand boe per day (Shell share) of production remained shut-in due to the security situation mainly in the Western Delta. No firm date can be given for a return to full production, nor the rate of ramp-up to full production.
Production compared to the second quarter 2006 included volumes from new fields including Erha (Shell share 44%) in Nigeria, E8 and B12 (Shell share 50%) in Malaysia, Pohokura (Shell share 48%) in New Zealand, Enfield in Australia (Shell share 21%, indirect) and Changbei (Shell share 50%) in China.
Second quarter portfolio developments:
In the United Kingdom, the Group announced its intention to sell its equity interests in a number of northern North Sea assets.
The Group completed the disposal to OAO Gazprom of a 50% stake (plus 1 share) in the Sakhalin project in Russia (see note 6).
During the first half of 2007, the Group made four material exploration discoveries, with two in Australia and further discoveries in Nigeria and Malaysia. The Group also significantly increased its overall acreage position with new exploration licences in Australia and the USA.
Gas & Power

QUARTERS				$ million	SIX MONTHS
Q2	Q1	Q2
2007	2007	2006%[1]			2007	2006	%

779	803	513	+52	Segment earnings[2]	1,582	1,273	+24

3.25	3.30	2.84	+14	Equity LNG sales volume (million tonnes)	6.55	5.84	+12

[1] Q2 on Q2 change

[2] As from 2007, the Gas & Power earnings include earnings generated by the Wind and Solar businesses, which were previously reported as part of Other Industry segments. For comparison purposes, the second quarter 2006 and six months period of 2006 results were reclassified and were impacted by $(3) million and $(8) million respectively.
Second quarter Gas & Power segment earnings were $779 million compared to $513 million a year ago. Second quarter 2007 earnings included a gain from divestments of $247 million. Excluding this item and compared to the same quarter in 2006, earnings were up 4%, reflecting higher LNG sales volumes and LNG dividends, which were partly offset by lower European marketing and trading results.
LNG equity sales volumes of 3.25 million tonnes were 14% higher than in the same quarter a year ago. The increase was mainly related to the Nigeria LNG venture (Shell interest 26%), as a result of increased feedgas supply.
Second quarter portfolio developments:
In South America, the Group signed an agreement for the sale of certain gas transportation and power generation assets in Bolivia and Brazil. The transaction is expected to close before year-end, pending regulatory approvals.
In the United States, the sale of the Group’s participation in Enterprise Product Partners L.P., a natural gas processing company, was concluded mainly through private placement sales.

Downstream

QUARTERS				SIX MONTHS
Q2	Q1	Q2
2007	2007	2006		2007	2006
	$/bbl		Refining marker industry gross margins (period average)	$/bbl
23.10	22.15	22.20	ANS US West Coast coking margin	22.65	17.60
27.05	12.85	20.85	WTS US Gulf Coast coking margin	19.95	16.65
6.30	3.70	4.75	Rotterdam Brent complex	5.00	3.55
3.60	3.05	4.05	Singapore 80/20 Arab light/Tapis complex	3.35	2.60
Oil Products

QUARTERS				$ million	SIX MONTHS
Q2	Q1	Q2
2007	2007	2006%[1]			2007	2006	%
3,928	1,802	3,017		Segment earnings	5,730	5,120
(992)	(314)	(952)		CCS adjustment — see note 2	(1,306)	(1,722)

2,936	1,488	2,065	+42	Segment CCS earnings	4,424	3,398	+30

3,806	3,608	3,789		Refinery intake (thousand b/d)	3,707	3,825	-3
6,490	6,406	6,426	+1	Total Oil products sales (thousand b/d)	6,449	6,475
1 Q2 on Q2 change
Second quarter segment earnings were $3,928 million compared to $3,017 million for the same period last year.
Second quarter CCS segment earnings were $2,936 million compared to $2,065 million in the second quarter of 2006. Earnings for the second quarter 2007 included a gain from divestments of $205 million. Second quarter 2006 earnings included net charges of $65 million related to restructuring of employee retirement plans in France partially offset by the impact of a reduction in deferred taxes in Canada arising from reduced tax rates.
Improved CCS earnings reflected higher refining margins, improved marketing margins, a higher trading contribution and divestment gains which were partly offset by higher operating and legal costs when compared to the second quarter 2006.
In Manufacturing, Supply and Distribution, industry refining margins in the United States and Europe remained strong and were higher than in the same period a year ago. Refining margins in the East declined from levels in the second quarter of 2006. Refinery availability improved to 92.4% from 90.7% in the second quarter of 2006.
In Marketing, earnings increased compared to the same period a year ago mainly due to higher retail marketing margins and continued strong lubricants margins.
Marketing sales volumes declined 1.9% compared to volumes in the second quarter of 2006. Excluding the impact of divested volumes (1.9%) and rationalised B2B volumes (0.7%), volumes were some 0.7% higher.

Second quarter portfolio developments:
In the United States, the Group completed the transaction to sell the Los Angeles Refinery, Wilmington Products Terminal and approximately 250 retail sites and supply agreements in and around Los Angeles and San Diego to Tesoro Corporation.
In Malaysia, the Group signed an agreement for the acquisition of 100 % of the shares in the wholly owned subsidiary of ConocoPhillips, Conoco Jet, comprising 44 ProJet branded retail service stations and 14 vacant land sites in the key growth markets of Malaysia.
Chemicals

QUARTERS				$ million	SIX MONTHS
Q2	Q1	Q2
2007	2007	2006%[1]			2007	2006	%

626	527	446		Segment earnings	1,153	629
(132)	(47)	(98)		CCS adjustment — see note 2	(179)	(142)

494	480	348	+42	Segment CCS earnings	974	487	+100

5,653	5,567	5,870	-4	Sales volumes (thousand tonnes)	11,220	11,811	-5
1 Q2 on Q2 change
Second quarter segment earnings were $626 million compared to $446 million for the same period last year.
Second quarter CCS segment earnings were $494 million compared to $348 million in the same quarter last year. Second quarter 2006 earnings included net charges of $30 million related to restructuring of employee retirement plans in France partially offset by the impact of a reduction in deferred taxes in Canada arising from reduced tax rates.
Earnings reflected improved margins and higher profits from equity-accounted investments, which were partly offset by higher operating costs when compared to the same quarter in 2006. Sales volumes declined mainly as a consequence of a reduction in sales of lower margin products, including aromatics trading. Chemicals manufacturing plant availability remained strong at 92.6%, some 2% points lower than in the second quarter 2006.
Corporate

QUARTERS			$ million	SIX MONTHS
Q2	Q1	Q2
2007	2007	2006		2007	2006

177	801	(448)	Segment earnings[1]	978	(221)
1 As from 2007, the segment Other Industry and Corporate has been renamed as Corporate. Its earnings no longer include the results generated by the Wind and Solar businesses, which were previously reported as part of Other Industry segments, but continue to include some non-material businesses. For comparison purposes, the second quarter 2006 and the six months period of 2006 results were reclassified and are impacted by $3 million and $8 million respectively.
Second quarter segment results were $177 million, included a net income of $55 million on the sale of properties in the United Kingdom, compared to a loss of $448 million for the same period last year. Second quarter 2006 earnings included a $500 million provision in respect of the putative shareholder class actions filed in the United States District Court for the District of New Jersey relating to the 2004 recategorisation of certain hydrocarbon reserves.
Earnings reflected higher insurance underwriting income and improved net interest income, partly offset by higher corporate costs when compared to the second quarter 2006.

Note
All amounts shown throughout this report are unaudited.
Third quarter results are expected to be announced on October 25, 2007.
In this Report “Group” is defined as Royal Dutch Shell together with all of its consolidated subsidiaries. The expressions “Shell”, “Group”, “Shell Group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to the Group or Group companies in general. Likewise, the words “we”, “us” and “our” are also used to refer to Group companies in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. The expression “Group companies” as used in this Report refers to companies in which Royal Dutch Shell either directly or indirectly has control, by having either a majority of the voting rights or the right to exercise a controlling influence. The companies in which the Group has significant influence but not control are referred to as “associated companies” or “associates” and companies in which the Group has joint control are referred to as “jointly controlled entities”. In this Report, associates and jointly controlled entities are also referred to as “equity accounted investments”.
This document contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as ''anticipate’’, ''believe’’, ''could’’, ’’estimate’’, ''expect’’, ''intend’’, ''may’’, ''plan’’, ''objectives’’, ''outlook’’, ’’probably’’, ''project’’, ''will’’, ''seek’’, ''target’’, ''risks’’, ''goals’’, ''should’’ and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this Report, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for the Group’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserve estimates; (f) loss of market and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves; (k) economic and financial market conditions in various countries and regions; (l) political risks, project delay or advancement, approvals and cost estimates; and (m) changes in trading conditions. All forward-looking statements contained in this Report are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of this Report. Neither Royal Dutch Shell nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this Report.
Please refer to the Annual Report and Form 20-F for the year ended December 31, 2006 for a description of certain important factors, risks and uncertainties that may affect Shell’s businesses.
Cautionary Note to US Investors:
The United States Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We may use certain terms in this announcement that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. US Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575 and disclosure in our Forms 6-K, File No 1-32575, available on the SEC’s website www.sec.gov. You can also obtain these forms from the SEC by calling 1-800-SEC-0330.
July 26, 2007

Appendix 1: Royal Dutch Shell financial report and tables
Statement of income (see note 1)

QUARTERS				$ million	SIX MONTHS
Q2	Q1	Q2
2007	2007	2006%[1]			2007	2006	%

84,896	73,480	83,127		Revenue[2]	158,376	159,091
68,715	60,666	67,838		Cost of sales	129,381	129,760

16,181	12,814	15,289	+6	Gross profit	28,995	29,331	-1

4,120	3,778	4,429		Selling, distribution and administrative expenses	7,898	7,842
450	272	250		Exploration	722	531
2,138	1,808	1,829		Share of profit of equity accounted investments	3,946	3,652
(477)	(901)	47		Net finance costs and other (income)/expense	(1,378)	(108)

14,226	11,473	12,392	+15	Income before taxation	25,699	24,718	+4

5,415	4,032	4,865		Taxation	9,447	10,175

8,811	7,441	7,527	+17	Income for the period	16,252	14,543	+12

144	160	203		Income attributable to minority interest	304	326

8,667	7,281	7,324	+18	Income attributable to shareholders	15,948	14,217	+12

[1]	Q2 on Q2 change

[2]	Revenue is stated after deducting sales taxes, excise duties and similar levies of $18,993 million in Q2 2007, $17,305 million in Q1 2007, $17,984 million in Q2 2006 and $16,709 million in Q1 2006.

Earnings by industry segment (see notes 2 and 4)

QUARTERS				$ million	SIX MONTHS
Q2	Q1	Q2
2007	2007	2006%[1]			2007	2006	%
				Exploration & Production:
2,385	2,656	3,014	-21	World outside USA	5,041	5,809	-13
916	852	985	-7	USA	1,768	1,933	-9

3,301	3,508	3,999	-17		6,809	7,742	-12

				Gas & Power[2]:
494	682	461	+7	World outside USA	1,176	1,175
285	121	52		USA	406	98

779	803	513	+52		1,582	1,273	+24

				Oil Products (CCS basis):
1,827	1,158	1,332	+37	World outside USA	2,985	2,403	+24
1,109	330	733	+51	USA	1,439	995	+45

2,936	1,488	2,065	+42		4,424	3,398	+30

				Chemicals (CCS basis):
454	469	309	+47	World outside USA	923	482	+91
40	11	39	+3	USA	51	5

494	480	348	+42		974	487	+100

7,510	6,279	6,925	+8	TOTAL OPERATING SEGMENTS	13,789	12,900	+7

				Corporate[2]:
158	583	38		Interest and investment income/(expense)	741	38
20	46	(73)		Currency exchange gains/(losses)	66	39
(1)	172	(413)		Other - including taxation	171	(298)

177	801	(448)			978	(221)

(131)	(148)	(163)		Minority interest	(279)	(277)

7,556	6,932	6,314	+20	CCS EARNINGS	14,488	12,402	+17

1,111	349	1,010		CCS adjustment for Oil Products and Chemicals	1,460	1,815

8,667	7,281	7,324	+18	Income attributable to shareholders of Royal Dutch Shell plc	15,948	14,217	+12

1 Q2 on Q2 change
2 As from 2007, the segment Other Industry and Corporate has been renamed as Corporate. Its earnings no longer include the results generated by the Wind and Solar businesses, which were previously reported as part of Other Industry segments, but continue to include some non-material businesses. The Wind and Solar businesses earnings are, as from 2007, reported under the Gas & Power segment. For comparison purposes, the second quarter 2006 and the six months period of 2006 results were reclassified and are impacted by $(3) million and $(8) million in the Gas & Power segment and by $3 million and $8 million in the Corporate segment, respectively.

Summarised balance sheet (see notes 1 and 6)

	$ million

	June 30,	March 31,	June 30,
ASSETS	2007	2007	2006

Non-current assets:
Intangible assets	5,126	5,117	4,721
Property, plant and equipment	90,584	103,624	94,102
Investments:
equity accounted investments	27,185	22,001	19,083
financial assets	2,954	3,538	3,912
Deferred tax	3,108	3,135	2,259
Pre-paid pension costs	4,772	4,289	3,143
Other	5,548	5,285	4,569

	139,277	146,989	131,789

Current assets:
Inventories	26,497	23,960	24,660
Accounts receivable	60,649	58,998	62,327
Cash and cash equivalents	15,117	11,184	11,774

	102,263	94,142	98,761

TOTAL ASSETS	241,540	241,131	230,550

LIABILITIES
Non-current liabilities:
Debt	12,236	11,978	8,472
Deferred tax	13,159	13,114	12,007
Retirement benefit obligations	6,282	6,219	6,271
Other provisions	10,877	10,514	8,682
Other	3,784	4,154	4,650

	46,338	45,979	40,082

Current liabilities:
Debt	5,266	5,393	6,112
Accounts payable and accrued liabilities	61,978	64,156	63,701
Taxes payable	11,214	9,835	10,525
Retirement benefit obligations	324	326	285
Other provisions	2,076	1,932	1,612

	80,858	81,642	82,235

TOTAL LIABILITIES	127,196	127,621	122,317

Equity attributable to	112,621	105,105	100,213
shareholders of Royal Dutch Shell plc

Minority interest	1,723	8,405	8,020

TOTAL EQUITY	114,344	113,510	108,233

TOTAL LIABILITIES AND EQUITY	241,540	241,131	230,550

Summarised statement of cash flows (see notes 1 and 7)

QUARTERS			$ million	SIX MONTHS
Q2	Q1	Q2
2007	2007	2006		2007	2006
			CASH FLOW FROM OPERATING ACTIVITIES:
8,811	7,441	7,527	Income for the period	16,252	14,543
			Adjustment for:
5,460	4,267	4,763	Current taxation	9,727	9,778
130	198	121	Interest (income)/expense	328	353
3,238	3,260	3,132	Depreciation, depletion and amortisation	6,498	5,944
(1,133)	(362)	(8)	(Profit)/loss on sale of assets	(1,495)	(193)
(1,704)	(399)	(3,276)	Decrease/(increase) in net working capital	(2,103)	(5,255)
(2,138)	(1,808)	(1,829)	Share of profit of equity accounted investments	(3,946)	(3,652)
1,519	1,587	1,556	Dividends received from equity accounted investments	3,106	2,616
214	(152)	903	Deferred taxation and other provisions	62	1,481
(676)	(447)	489	Other	(1,123)	(18)

13,721	13,585	13,378	Cash flow from operating activities (pre-tax)	27,306	25,597

(4,873)	(2,404)	(5,544)	Taxation paid	(7,277)	(9,939)

8,848	11,181	7,834	Cash flow from operating activities	20,029	15,658

			CASH FLOW FROM INVESTING ACTIVITIES:
(5,652)	(5,361)	(6,630)	Capital expenditure	(11,013)	(10,449)
(319)	(370)	(177)	Investments in equity accounted investments	(689)	(408)
6,270	380	211	Proceeds from sale of assets	6,650	717
279	115	36	Proceeds from sale of equity accounted investments	394	44
585	555	29	Proceeds from sale of / (additions to) financial assets	1,140	(11)
295	285	240	Interest received	580	474

1,458	(4,396)	(6,291)	Cash flow from investing activities	(2,938)	(9,633)

			CASH FLOW FROM FINANCING ACTIVITIES:
(1,185)	341	887	Net increase/(decrease) in debt with maturity period within three months	(844)	683
1,634	2,762	1,098	Other debt: New borrowings	4,396	1,882
(274)	(1,613)	(133)	Repayments	(1,887)	(1,058)
(290)	(351)	(261)	Interest paid	(641)	(622)
(3,585)	(3,110)	423	Change in minority interest	(6,695)	783
(900)	(486)	(2,512)	Net issue/(repurchase) of shares	(1,386)	(3,856)
			Dividends paid to:
(2,300)	(2,100)	(2,091)	Shareholders of Royal Dutch Shell plc	(4,400)	(3,929)
(77)	(42)	(161)	Minority interest	(119)	(205)
			Treasury shares:
568	(16)	135	Net sales/(purchases) and dividends received	552	226

(6,409)	(4,615)	(2,615)	Cash flow from financing activities	(11,024)	(6,096)

36	12	79	Currency translation differences relating to cash and cash equivalents	48	115

3,933	2,182	(993)	INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	6,115	44

11,184	9,002	12,767	Cash and cash equivalents at beginning of period	9,002	11,730

15,117	11,184	11,774	Cash and cash equivalents at end of period	15,117	11,774

Operational data – Upstream

QUARTERS					SIX MONTHS
Q2	Q1	Q2
2007	2007	2006%[1]			2007	2006	%

thousand b/d				CRUDE OIL PRODUCTION	thousand b/d

442	447	488		Europe	445	509
305	339	321		Africa	322	329
235	231	232		Asia Pacific	233	232
428	422	439		Middle East, Russia, CIS	425	424
328	343	295		USA	335	293
79	83	76		Other Western Hemisphere	81	83

1,817	1,865	1,851		Total crude oil production excluding oil sands	1,841	1,870
91	96	46		Production from oil sands	93	61

1,908	1,961	1,897	+1	Total crude oil production including oil sands	1,934	1,931

million scf/d2				NATURAL GAS PRODUCTION AVAILABLE FOR SALE	million scf/d2

2,496	4,110	3,027		Europe	3,299	4,230
601	519	481		Africa	560	463
2,414	2,455	2,381		Asia Pacific	2,435	2,434
251	260	304		Middle East, Russia, CIS	255	312
1,091	1,162	1,175		USA	1,126	1,146
514	475	497		Other Western Hemisphere	495	503

7,367	8,981	7,865	-6		8,170	9,088	-10

thousand boe/d3				TOTAL PRODUCTION IN BARRELS OF OIL EQUIVALENT	thousand boe/d3

872	1,156	1,010		Europe	1,014	1,238
409	428	404		Africa	419	409
651	654	642		Asia Pacific	653	651
471	467	491		Middle East, Russia, CIS	469	478
516	543	498		USA	529	491
168	165	162		Other Western Hemisphere	166	170

3,087	3,413	3,207		Total production excluding oil sands	3,250	3,437
91	96	46		Oil sands	93	61

3,178	3,509	3,253	-2	Total production including oil sands	3,343	3,498	-4

[1]	Q2 on Q2 change

[2]	scf/d = standard cubic feet per day; 1 standard cubic foot = 0.0283 cubic metre

[3]	Natural gas converted to oil equivalent at 5.8 million scf/d = thousand boe/d

Operational data - Downstream

QUARTERS					SIX MONTHS
Q2	Q1	Q2
2007	2007	2006%[1]			2007	2006	%

thousand b/d					thousand b/d
				REFINERY PROCESSING INTAKE
1,713	1,590	1,627		Europe	1,651	1,684
810	759	832		Other Eastern Hemisphere	785	823
905	893	978		USA	899	963
378	366	352		Other Western Hemisphere	372	355

3,806	3,608	3,789			3,707	3,825	-3

				OIL SALES
2,224	2,263	2,186		Gasolines	2,244	2,167
731	720	780		Kerosenes	726	756
2,238	2,114	2,071		Gas/Diesel oils	2,176	2,133
667	679	735		Fuel oil	673	771
630	630	654		Other products	630	648

6,490	6,406	6,426	+1	Total oil products *	6,449	6,475
2,673	2,655	2,513		Crude oil	2,663	2,503

9,163	9,061	8,939	+3	Total oil sales	9,112	8,978	+1

				*Comprising:
1,826	1,832	1,948		Europe	1,830	1,984
1,238	1,245	1,229		Other Eastern Hemisphere	1,241	1,222
1,518	1,401	1,502		USA	1,460	1,490
679	653	652		Other Western Hemisphere	666	659
1,229	1,275	1,095		Export sales	1,252	1,120

thousand tonnes				CHEMICAL SALES VOLUMES BY MAIN PRODUCT CATEGORY [2]**	thousand tonnes
3,222	3,280	3,504		Base chemicals	6,502	7,218
2,429	2,282	2,361		First line derivatives	4,711	4,576
2	5	5		Other	7	17

5,653	5,567	5,870	-4		11,220	11,811	-5

				**Comprising:
2,220	2,273	2,433		Europe	4,493	4,896
1,380	1,253	1,370		Other Eastern Hemisphere	2,633	2,814
1,873	1,871	1,908		USA	3,744	3,788
180	170	159		Other Western Hemisphere	350	313

[1]	Q2 on Q2 change

[2]	Excluding volumes sold by equity accounted investments, chemical feedstock trading and by-products.

Capital investment

QUARTERS			$ million	SIX MONTHS
Q2	Q1	Q2
2007	2007	2006		2007	2006
			Capital expenditure:
			Exploration & Production:
2,702	3,240	5,095	World outside USA	5,942	7,595
774	587	481	USA	1,361	793

3,476	3,827	5,576		7,303	8,388

			Gas & Power[1]:
711	657	253	World outside USA	1,368	645
2	1	5	USA	3	9

713	658	258		1,371	654

			Oil Products:
			Refining:
355	260	373	World outside USA	615	615
109	181	57	USA	290	118

464	441	430		905	733

			Marketing:
285	214	314	World outside USA	499	503
23	14	26	USA	37	44

308	228	340		536	547

			Chemicals:
184	153	63	World outside USA	337	99
96	83	47	USA	179	97

280	236	110		516	196

75	45	1	Corporate[1]:	120	19

5,316	5,435	6,715	TOTAL CAPITAL EXPENDITURE	10,751	10,537

			Exploration expense:
143	127	139	World outside USA	270	253
46	42	64	USA	88	127

189	169	203		358	380

			New equity in equity accounted investments
308	247	135	World outside USA	555	199
3	17	4	USA	20	9

311	264	139		575	208

8	106	38	New loans to equity accounted investments	114	200

5,824	5,974	7,095	TOTAL CAPITAL INVESTMENT*[2]	11,798	11,325

			*Comprising:
3,884	4,260	5,823	Exploration & Production	8,144	8,990
808	732	354	Gas & Power[1]	1,540	753
777	699	799	Oil Products	1,476	1,317
280	238	118	Chemicals	518	246
75	45	1	Corporate[1]	120	19

5,824	5,974	7,095		11,798	11,325

[1] As from 2007, the segment Other Industry and Corporate has been renamed as Corporate. Its financial information no longer includes data related to the Wind and Solar businesses, which were previously reported as part of Other Industry segments, but continues to include some non-material businesses. The Wind and Solar businesses financial data are, as from 2007, reported under the Gas & Power segment. For comparison purposes, the second quarter 2006 and the six months period of 2006 capital investment data were reclassified and are impacted by $22 million and $25 million in the Gas & Power segment and by $(22) million and $(25) million in the Corporate segment, respectively.

[2] In addition to the above amounts, see Note 6 regarding accounting impacts related to the Shell Canada minority interest acquisition.

Additional segmental information1

QUARTERS			$ million	SIX MONTHS
Q2	Q1	Q2
2007	2007	2006		2007	2006

			Exploration & Production
3,301	3,508	3,999	Segment earnings	6,809	7,742
			Including:
450	272	250	Exploration	722	531
2,353	2,328	2,253	Depreciation, depletion & amortisation	4,681	4,160
659	913	720	Share of profit of equity accounted investments	1,572	1,697

7,452	6,596	5,875	Cash flow from operations	14,048	12,637
1,737	947	(834)	Less: Net working capital movements and taxation paid/accrued	2,684	299

5,715	5,649	6,709	Cash flow from operations excluding net working capital movements and taxation paid/accrued	11,364	12,338

45,879	55,264	47,032	Capital Employed	45,879	47,032

			Gas & Power
779	803	513	Segment earnings	1,582	1,273
			Including:
77	74	68	Depreciation, depletion & amortisation	151	142
428	420	351	Share of profit of equity accounted investments	848	720

210	587	236	Cash flow from operations	797	1,368
4	(92)	(248)	Less: Net working capital movements and taxation paid/accrued	(88)	(149)

206	679	484	Cash flow from operations excluding net working capital movements and taxation paid/accrued	885	1,517

16,133	18,453	15,300	Capital Employed	16,133	15,300

			Oil Products
2,936	1,488	2,065	Segment CCS earnings	4,424	3,398
			Including:
571	656	697	Depreciation, depletion & amortisation	1,227	1,327
721	280	517	Share of profit of equity accounted investments	1,001	845

1,464	2,123	1,657	Cash flow from operations	3,587	(275)
(1,809)	(27)	(2,320)	Less: Net working capital movements and taxation paid/accrued	(1,836)	(6,559)

3,273	2,150	3,977	Cash flow from operations excluding net working capital movements and taxation paid/accrued	5,423	6,284

46,546	43,716	41,620	Capital Employed	46,546	41,620

			Chemicals
494	480	348	Segment CCS earnings	974	487
			Including:
150	155	138	Depreciation, depletion & amortisation	305	287
167	188	105	Share of profit of equity accounted investments	355	146

451	116	443	Cash flow from operations	567	472
(177)	(537)	(112)	Less: Net working capital movements and taxation paid/accrued	(714)	(432)

628	653	555	Cash flow from operations excluding net working capital movements and taxation paid/accrued	1,281	904

9,888	9,187	8,727	Capital Employed	9,888	8,727

[1] Corporate segment information has not been included in the above table. Please refer to the Earnings per industry segment section for additional information. The above data does not consider Minority interest impacts on the segments.

Notes
NOTE 1. Accounting policies and basis of presentation
The quarterly financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) and are also in accordance with IFRS as adopted by the European Union.
With effect from the first quarter 2007, Wind and Solar are reported within the Gas & Power segment and all other activities within Other Industry segments are reported within the Corporate segment. Prior period financial statements have been reclassified accordingly.
Purchases of minority interests in Group companies, and disposals of shares in Group companies whilst retaining control, are accounted for as transactions within equity. The difference between the purchase price/disposal proceeds and the relevant proportion of the minority interest is reported in retained earnings as a movement in the Group share of equity. The remaining accounting policies are set out in Note 2 to the Consolidated Financial Statements of Royal Dutch Shell plc in the Annual Report and Form 20-F for the year ended December 31, 2006 on pages 108 to 112.
NOTE 2. Earnings on an estimated current cost of supplies (CCS) basis
To facilitate a better understanding of underlying business performance, the financial results are also analysed on an estimated current cost of supplies (CCS) basis as applied for the Oil Products and Chemicals segment earnings. Earnings on an estimated current cost of supplies basis provide useful information concerning the effect of changes in the cost of supplies on Royal Dutch Shell’s results of operations and is a measure to manage the performance of the Oil Products and Chemicals segments but is not a measure of financial performance under IFRS.
On this basis, Oil Products and Chemicals segment cost of sales of the volumes sold during the period is based on the cost of supplies during the same period after making allowance for the estimated tax effect, instead of the first-in, first-out (FIFO) method of inventory accounting. Earnings calculated on this basis do not represent an application of the last-in, first-out (LIFO) inventory basis and do not reflect any inventory drawdown effects.
NOTE 3. Return on average capital employed (ROACE)
ROACE is defined as the sum of the current and previous three quarters’ income attributable to shareholders adjusted for Shell’s share of interest expenses, after tax, as a percentage of Shell’s share of average capital employed for the period.
Components of the calculation ($ million):

	Q2 2007	Q2 2006
Income attributable to shareholders (four quarters)	27,173	27,617
Royal Dutch Shell share of interest expense after tax	615	581

ROACE numerator	27,788	28,198
Royal Dutch Shell share of capital employed – opening	113,717	100,326
Royal Dutch Shell share of capital employed – closing	129,859	113,717

Royal Dutch Shell share of capital employed – average	121,788	107,022

ROACE	22.8%	26.3%

NOTE 4. Earnings by industry segment
Operating segment results are presented before deduction of minority interest and also exclude interest and other income of a non-operational nature, interest expense, non-trading currency exchange effects and tax on these items, which are included in the results of the Corporate segment. Operating segment results are after tax and include equity accounted investments. Segment results in accordance with International Accounting Standard 14 “Segment Reporting” are disclosed in Royal Dutch Shell’s Annual Report and Form 20-F, with a reconciliation to the basis as presented here.
NOTE 5. Gearing
The numerator and denominator in the gearing calculation used by the Group are calculated by adding to reported debt and equity certain off-balance sheet obligations as at the beginning of the year such as operating lease commitments and unfunded retirement benefits (as applicable) which the Group believes to be in the nature of incremental debt, and deducting cash and cash equivalents judged to be in excess of amounts required for operational purposes.
Components of the calculation ($ million):

	June 30,	June 30,
	2007	2006
Non-current debt	12,236	8,472
Current debt	5,266	6,112

Total debt	17,502	14,584

Add: Net present value of operating lease obligations	11,319	9,442
Unfunded retirement benefit obligations	-	2,919
Less: Cash and cash equivalents in excess of operational requirements	13,217	9,874

Adjusted debt	15,604	17,071
Total equity	114,344	108,233

Total capital	129,948	125,304
Gearing ratio (adjusted debt as a percentage of total capital)	12.0%	13.6%
NOTE 6. Equity
Total equity comprises equity attributable to shareholders of Royal Dutch Shell and to the minority interest. Other reserves comprise the capital redemption reserve, share premium reserve, merger reserve, share-based compensation reserve, cumulative currency translation differences, unrealised gains/(losses) on securities and unrealised gains/(losses) on cash flow hedges.

$ million	Ordinary	Treasury	Other	Retained	Total	Minority	Total equity
	share	shares	reserves	earnings		interest
	capital

At December 31, 2006	545	(3,316)	8,820	99,677	105,726	9,219	114,945
Income for the period	-	-	-	15,948	15,948	304	16,252
Income/(expense) recognised directly in equity	-	-	1,397	-	1,397	(101)	1,296
Capital contributions from minority shareholders	-	-	-	-	-	819	819
Acquisition of Shell Canada	-	-	-	(5,445)	(5,445)	(1,639)	(7,084)
Sakhalin partial divestment	-	-	-	-	-	(6,711)	(6,711)
Other changes in minority interest	-	-	-	7	7	(49)	(42)
Dividends paid	-	-	-	(4,400)	(4,400)	(119)	(4,519)
Treasury shares: net sales/(purchases) and dividends received	-	552	-	-	552	-	552
Shares repurchased for cancellation	(3)	-	3	(1,386)	(1,386)	-	(1,386)
Share-based compensation	-	-	222	-	222	-	222

At June 30, 2007	542	(2,764)	10,442	104,401	112,621	1,723	114,344

$ million	Ordinary	Treasury	Other	Retained	Total	Minority	Total equity
	share	shares	reserves	earnings		interest
	capital

At December 31, 2005	571	(3,809)	3,584	90,578	90,924	7,000	97,924
Income for the period	-	-	-	14,217	14,217	326	14,543
Income/(expense) recognised directly in equity	-	-	2,438	-	2,438	76	2,514
Capital contributions from minority shareholders	-	-	-	-	-	823	823
Effect of Unification	-	-	154	-	154	-	154
Dividends paid	-	-	-	(3,929)	(3,929)	(205)	(4,134)
Treasury shares: net sales/(purchases) and dividends received	-	226	-	-	226	-	226
Shares repurchased for cancellation	(15)	-	15	(4,010)	(4,010)	-	(4,010)
Share-based compensation	-	-	193	-	193	-	193

At June 30, 2006	556	(3,583)	6,384	96,856	100,213	8,020	108,233

Consistent with the accounting policies disclosed in Note 1, the acquisition of the minority interest in Shell Canada in the first quarter 2007 was accounted for as a transaction between shareholders with the impact reflected in the equity section of the balance sheet. In the first half of 2007, the Group has paid cash of $7.1 billion for shares in Shell Canada that it did not already own. As a result of this transaction, the consolidated financial statements of Royal Dutch Shell plc as at June 30, 2007 reflect some $7.1 billion decrease in shareholders equity, causing a $1,639 million decrease in minority interest, being the book value of the item acquired, with the excess of the purchase price over the book value of $5,445 million being taken to retained earnings. In addition to the share purchase price, $0.4 billion of Shell Canada share options were exchanged for a corresponding amount of RDS share options.
On April 18, 2007, Royal Dutch Shell signed and completed the Sale and Purchase agreement with OAO Gazprom for the transfer of 50% of its shares in Sakhalin Energy Investment Company Ltd, representing 27.5% of the total outstanding shares, for a sales price of $4.1 billion. In addition, the Ministry of Natural Resources of the Russian Federation announced its approval of the revised Environmental Action Plan. As of the end of the first quarter 2007, 100% of the Sakhalin project net assets of approximately $15 billion were presented in the Group balance sheet, offset by a minority interest of $6.7 billion representing the partners’ 45% interest in the project. Upon completion of this transaction, the consolidated financial statements of Royal Dutch Shell plc as at June 30, 2007 no longer include the separate assets, liabilities and associated minority interest of the Sakhalin project, resulting in a net gain of $0.2 billion which is included in the income statement. The Group’s net asset position in the project is now accounted for as a single line item equity accounted investment.
NOTE 7. Statement of cash flows
This statement reflects cash flows of Royal Dutch Shell and its subsidiaries as measured in their own currencies, which are translated into US dollars at average rates of exchange for the periods and therefore exclude currency translation differences except for those arising on cash and cash equivalents.
Cash from operating activities excluding net working capital movements, current taxation and taxation paid is calculated using the following line items from the cash flow statement:

QUARTERS			$ million	SIX MONTHS
Q2	Q1	Q2
2007	2007	2006		2007	2006
8,848	11,181	7,834	Cash flow from operating activities	20,029	15,658
5,460	4,267	4,763	Current taxation	9,727	9,778
(1,704)	(399)	(3,276)	Decrease/(increase) in net working capital	(2,103)	(5,255)
(4,873)	(2,404)	(5,544)	Taxation paid	(7,277)	(9,939)

9,965	9,717	11,891		19,682	21,074

NOTE 8. Earnings per Royal Dutch Shell share
The total number of Royal Dutch Shell shares in issue at the end of the period was 6,418.9 million. Royal Dutch Shell reports earnings per share on a basic and on a diluted basis, based on the weighted average number of Royal Dutch Shell (combined A and B) shares outstanding. Shares held in respect of share options and other incentive compensation plans are excluded in determining basic earnings per share.
Basic earnings per share calculations are based on the following weighted average number of shares:

millions				Six	Six
	Q2	Q1	Q2	months	months
	2007	2007	2006	2007	2006
Royal Dutch Shell shares of €0.07	6,281.7	6,287.0	6,457.6	6,284.4	6,483.5
Diluted earnings per share calculations are based on the following weighted average number of shares. This adjusts the basic number of shares for all share options currently in-the-money.

millions				Six	Six
	Q2	Q1	Q2	months	months
	2007	2007	2006	2007	2006
Royal Dutch Shell shares of €0.07	6,303.1	6,306.5	6,483.1	6,303.2	6,508.6

Basic shares outstanding at the end of the following periods are:

millions	Q2	Q1	Q2
	2007	2007	2006
Royal Dutch Shell shares of €0.07	6,276.8	6,282.9	6,414.0

One American Depository Receipt (ADR) is equal to two Royal Dutch Shell shares.

Royal Dutch Shell plc
Second Quarter 2007 - Key Financial Data in dollars, euros and pounds sterling
Royal Dutch Shell plc publishes its financial statements in US dollars. Given below are some of the key items for the quarter translated into euros and pounds sterling.

$ million				euro million				£ million
2007	2006	%		2007		2006	%	2007	2006	%
			Revenue
84,896	83,127	+2	Second quarter		62,984	66,069	-5	42,745	45,454	-6
158,376	159,091		Six months		117,499	126,446		79,742	86,991

			Income attributable to shareholders
8,667	7,324	+18	Second quarter		6,430	5,821	+10	4,364	4,005	+9
15,948	14,217		Six months		11,832	11,300		8,030	7,774

			CCS Earnings
7,556	6,314	+20	Second quarter		5,606	5,018	+12	3,804	3,452	+10
14,488	12,402		Six months		10,749	9,857		7,295	6,781
			Total Equity
114,344	108,233	+6	Second quarter		85,038	85,125	+0	57,126	59,128	-3

			Capital Investment
5,824	7,095	-18	Second quarter		4,321	5,639	-23	2,932	3,880	-24
11,978	11,325		Six months		8,886	9,001		6,031	6,193

Income attributable to Shareholders

					Q2	Q1	Q2
			Per Ordinary Share		2007	2007	2006

			ROYAL DUTCH SHELL PLC		$1.38	1.16	1.13
				euro	1.02	0.88	0.90
				pence	69.47	59.26	62.02
Notes:
1.	The exchange rates used in the quarterly translation are the average rates, except in the case of total equity where the end rate is used:

	euro/$		£/$
	2007	2006	2007	2006
Second quarter average rate	0.7419	0.7948	0.5035	0.5468
Second quarter end rate	0.7437	0.7865	0.4996	0.5463
2. CCS earnings is earnings on an estimated current cost of supplies basis.
3. Capital investment is capital expenditure, exploration expenses excluding the cost of carrying and retaining unproven properties and the costs of unsuccessful exploratory drilling, new investments in equity accounted investments and certain other investments.
4. Earnings per share calculations are explained in the notes to the Quarterly Results Announcement.
5. Previous periods are adjusted for discontinued operations.
Quarterly Financial Digest